                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

        (Mark One)

        [X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended December 31, 2003

                                           OR

        [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

        For the transition period from _____________ to ______________

                         Commission file number 1-12733

                        Tower Automotive Retirement Plan

                             Tower Automotive, Inc.
                               27175 Haggerty Road
                              Novi, Michigan 48377

                        TOWER AUTOMOTIVE RETIREMENT PLAN

                                FINANCIAL REPORT
                                DECEMBER 31, 2003

TOWER AUTOMOTIVE RETIREMENT PLAN

The following financial statements notes to financial statements         CONTENTS
and consents are included in this financial report:
INDEPENDENT AUDITOR'S REPORT                                                  1

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31,
2003 AND 2002                                                                 2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
YEAR ENDED DECEMBER 31, 2003                                                  3

NOTES TO FINANCIAL STATEMENTS                                               4-8

SCHEDULE 1 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES                  9

INDEPENDENT AUDITOR'S CONSENT

                          Independent Auditor's Report

To the Administrative Committee
Tower Automotive Retirement Plan
Novi, Michigan

We have audited the accompanying statement of net assets available for benefits of the Tower Automotive Retirement Plan as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Tower Automotive Retirement Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                        /s/ Plante & Moran, PLLC

Grand Rapids, Michigan
June 9, 2004

TOWER AUTOMOTIVE RETIREMENT PLAN

                                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                               December 31
                                                                       ---------------------------
                                                                           2003           2002
                                                                       ------------   ------------
ASSETS
      Participant-directed investments:
            Money market fund                                          $    423,660   $    337,363
            Mutual funds                                                 84,330,991     59,882,893
            Tower Automotive, Inc. common stock                           9,793,161      6,302,925
            Pooled separate account                                      26,747,739     26,009,546
            Participant loans                                             3,204,994      2,694,964
                                                                       ------------   ------------

                              Total participant-directed investments    124,500,545     95,227,691

      Receivables:
            Employer contributions                                        3,854,737      5,011,506
            Employee contributions                                          300,594        233,697
                                                                       ------------   ------------
                              Total receivables                           4,155,331      5,245,203
                                                                       ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS                                      $128,655,876   $100,472,894
                                                                       ============   ============

See Notes to Financial Statements.      2

TOWER AUTOMOTIVE RETIREMENT PLAN

                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                    YEAR ENDED DECEMBER 31, 2003

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS
      Investment income:

            Interest and dividends                              $  1,044,586
            Net appreciation in fair value of investments in:
                  Mutual funds                                    16,845,198
                  Tower Automotive, Inc. common stock              4,151,886
                  Pooled separate account                          1,153,501
                                                                ------------

                              Total investment income             23,195,171

      Contributions:
            Employer                                               7,472,841
            Employee                                               8,114,102
            Rollover                                                 354,151
                                                                ------------

                              Total contributions                 15,941,094
                                                                ------------

                              Total additions                     39,136,265

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS
      Benefits paid directly to participants                      10,940,405
      Investment expenses                                             73,760
                                                                ------------

                              Total deductions                    11,014,165
                                                                ------------

NET INCREASE IN NET ASSETS PRIOR TO TRANSFERS                     28,122,100

TRANSFERS (Note 1)                                                    60,882
                                                                ------------

NET INCREASE IN NET ASSETS                                        28,182,982

NET ASSETS AVAILABLE FOR BENEFITS
      Beginning of year                                          100,472,894
                                                                ------------

      End of year                                               $128,655,876
                                                                ============

See Notes to Financial Statements.      3

TOWER AUTOMOTIVE RETIREMENT PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2003 AND 2002

NOTE 1 - DESCRIPTION OF THE PLAN

      The following description of the Tower Automotive Retirement Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution profit-sharing and 401(k) plan covering substantially all nonunion employees of R. J. Tower Corporation and its subsidiaries (the "Company"), the Plan's sponsor. Eligible employees can become participants in the 401(k) portion of the Plan on the first day of the month following the completion of 60 days of employment and attaining age 18. Upon participation in the 401(k) portion of the Plan, employees become eligible to receive discretionary matching contributions from the Company. Employees become eligible to receive discretionary annual profit-sharing contributions from the Company on the first day of the month following the completion of one year of service with at least 1,000 total hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      CONTRIBUTIONS - Participants may elect to make contributions to the Plan through payroll deductions of 1 percent to 90 percent of the participant's compensation, as defined in the plan agreement. The Plan also allows participants to transfer funds from other qualified plans into the Plan. During the plan year ended December 31, 2003, $60,882 was transferred from other Company qualified plans into the Plan.

      The Company makes a discretionary matching contribution based on the participant's contribution. This matching contribution amount is determined annually. The Company elected to make safe harbor matching contributions of 100 percent of the first 3 percent of each employee's eligible wages deferred, plus 50 percent of the next 2 percent of each employee's eligible wages deferred.

      The Company also may make an annual discretionary profit-sharing contribution in an amount determined by the Board of Directors of the Company.

      PLAN OPERATIONS - The Company appointed New York Life Trust Company to act as trustee of the Plan. The Company has also appointed a committee of employees of the Company to act as plan administrator. The trustee is responsible for holding the investment assets of the Plan, executing investment transactions and making distributions to participants. The plan administrator interprets and communicates the provisions of the Plan,

TOWER AUTOMOTIVE RETIREMENT PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2003 AND 2002

      ensures that all government and participant reporting requirements are fulfilled, and approves certain distributions from the Plan to participants.

NOTE 1 - DESCRIPTION OF THE PLAN (CONTINUED)

      PARTICIPANT ACCOUNTS - Individual accounts are maintained for each participant, with benefits limited to the amount contributed to the participant's account plus or minus any allocation of income, expenses, gains, or losses. Participant's direct the investment of their accounts among various investment options offered by the Plan. Allocations to participant accounts are based on compensation or account balances, as specified by the plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      VESTING - Participants' contributions to the Plan and employer-matching contributions are always fully vested and nonforfeitable. Participants become fully vested in the Company's discretionary profit-sharing contributions after the completion of three years of service, as defined in the Plan.

      LOANS TO PARTICIPANTS - Under certain conditions, a participant may obtain a loan from the Plan. A participant's loan cannot exceed the lesser of $50,000 or one-half of the participant's nonforfeitable interest in the Plan. The loan will bear a reasonable interest rate, be adequately secured, and not exceed a period of five years (15 years for purchase of a primary residence). Principal and interest is paid ratably through payroll deductions.

      PAYMENT OF BENEFITS - Upon termination of service, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. In-service withdrawals are also allowed under the terms of the Plan under certain circumstances.

      FORFEITED ACCOUNTS - Forfeited balances of terminated participants' nonvested accounts are used to pay the administrative expenses of the Plan for the plan year in which the forfeiture occurs or the following plan year.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

      BASIS OF ACCOUNTING -The accompanying financial statements of the Plan are prepared under the accrual basis of accounting.

      ASSETS AND LIABILITIES - Accounting policies relative to the basis of recording assets and liabilities conform to Department of Labor guidelines. The fair

TOWER AUTOMOTIVE RETIREMENT PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2003 AND 2002

      value of the pooled separate account is based on the quoted market prices of the underlying assets. Investments in money market and mutual funds and shares of common stock are valued at market value as determined by quoted market prices. Participant loans are stated at face value, which approximates fair value.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

      ADDITIONS, DEDUCTIONS AND CHANGES IN NET ASSETS - Additions and deductions are recorded as earned and incurred. Since assets of the Plan are recorded at fair value, unrealized appreciation or depreciation of plan assets for the year is recorded in the statement of changes in net assets available for benefits. Contributions are recorded on the accrual basis in the plan year to which the contribution applies. Distributions to beneficiaries are recorded when distributed by the Plan. Administrative expenses are recorded when incurred.

      ADMINISTRATIVE EXPENSES - Certain administrative expenses and withdrawal fees charged by the trustee are paid out of plan assets. All other expenses incurred in conjunction with the Plan are paid by the Company.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

NOTE 3 - INVESTMENTS

      The fair value of significant individual investments at December 31, 2003 and 2002 is as follows:

                                               2003          2002
                                            -----------   -----------
Pooled separate account - New York
      Life Anchor Account                   $26,747,739   $26,009,546
Mutual funds:
      PIMCO Total Return Fund                 8,862,128     7,670,129
      AIM Basic Value Fund                   12,337,648     8,478,619

TOWER AUTOMOTIVE RETIREMENT PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2003 AND 2002

      Eclipse Indexed Equity Fund                     -     9,487,235
      MainStay S&P 500 Index Fund            12,593,653             -
      MainStay A Total Return Fund                    -     5,028,764
      AIM Small Cap Growth Fund              10,568,273     7,076,039
      Federated Capital Appreciation Fund     9,228,230     7,873,069
Employer common stock - Tower
      Automotive, Inc.                        9,793,161     6,302,925

NOTE 4 - RELATED PARTY TRANSACTIONS

      Certain plan investments are shares of a pooled separate account, mutual funds, and a money market fund managed by New York Life Trust Company. New York Trust Company is the trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

      Participants may elect to invest in Tower Automotive, Inc. common stock. Tower Automotive, Inc. is the parent of the sponsor of the Plan.

NOTE 5 - PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100 percent vested and amounts credited to participants' accounts will be distributed to participants in accordance with the Plan's provisions.

NOTE 6 - TAX STATUS

      The Plan obtained its latest determination letter dated March 22, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended and restated since receiving the determination letter. However, after consultation with legal counsel, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

TOWER AUTOMOTIVE RETIREMENT PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2003 AND 2002

NOTE 7 - RECONCILIATION WITH FORM 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2003 and 2002:

                                                                  2003             2002
                                                             -------------    -------------
Net assets available for benefits per financial
      statements                                             $ 128,655,876    $ 100,472,894
Less participant loans in default                                        -          (16,668)
Less contributions receivable at December 31                    (4,155,331)      (5,245,203)
                                                             -------------    -------------
                              Net assets available for
                                    benefits per Form 5500   $ 124,500,545    $  95,211,023
                                                             =============    =============

      The following is a reconciliation of contributions per the financial statements to Form 5500 for the year ended December 31, 2003:

                                                            Employee       Employer
                                                           -----------    -----------
Contributions per financial statements                     $ 8,114,102    $ 7,472,841
Less contributions receivable at
      December 31, 2003                                       (300,594)    (3,854,737)
Plus contributions receivable at
      December 31, 2002                                        233,697      5,011,506
                                                           -----------    -----------
                 Employee contributions per Form 5500      $ 8,047,205    $ 8,629,610
                                                           ===========    ===========

      Contributions made after year end were accrued as receivables on the financial statements as of December 31. Contributions are recognized when received on Form 5500.

      The following is a reconciliation of benefits paid per the financial statements to Form 5500 for the year ended December 31, 2003:

Benefits paid per financial statements                             $ 10,940,405
Less defaulted participant loans recognized in previous years on
      Form 5500                                                         (16,668)
                                                                   ------------
            Benefits paid per Form 5500                            $ 10,923,737
                                                                   ============

                                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                  FORM 5500, SCHEDULE H, ITEM 4i
                                                        EIN 38-1521832, PLAN 002
                                                               DECEMBER 31, 2003

         (a)(b)
  Identity of Issuer,                              (c)                                      (e)
        Borrower,          Description of Investment (Including Maturity Date,   (d)      Current
Lessor, or Similar Party        Rate of Interest, Par, or Maturity Value)        Cost      Value
------------------------   ---------------------------------------------------   ----   ------------
New York Life Trust        Pooled separate account - New York Life Anchor
   Company                      Account                                            *    $ 26,747,739

                           Mutual funds:
                                PIMCO Total Return Fund                            *       8,862,128
                                MainStay Asset Manager Fund                        *       5,755,965
                                AIM Basic Value Fund                               *      12,337,648
                                MainStay S&P 500 Index Fund                        *      12,593,653
                                Franklin Balance Sheet Investment Fund             *       2,953,927
                                MainStay A MAP Fund                                *       1,603,580
                                Artisan Mid Cap Fund                               *       4,180,236
                                AIM Small Cap Growth Fund                          *      10,568,273
                                Federated Capital Appreciation Fund                *       9,228,230
                                Fidelity Advisor Value Strategies Fund             *       5,132,992
                                Goldman Sachs Mid Cap Value Fund                   *       2,071,982
                                Oppenheimer Capital Appreciation Fund              *       3,236,341
                                Artisan International Fund                         *       5,806,036

                           Money market fund - MainStay Cash Reserves Fund         *         423,660

Tower Automotive, Inc.     Employer common stock - Tower Automotive, Inc.          *       9,793,161

Participants               Participant loans - Bearing interest at rates
                                ranging from 5.00 percent to 11.84 percent         -       3,204,994
                                                                                        ------------

                                                    Total investments                   $124,500,545
                                                                                        ============

* Cost information not required

                                       SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    Tower Automotive Retirement Plan

DATE June 28, 2004                   /s/Christopher T. Hatto
                                    ------------------------------------------
                                    Christopher T. Hatto, Chief Accounting
                                       Officer of Tower Automotive, Inc.

                                  EXHIBIT INDEX

Ex No                   DESCRIPTION
-----                   -----------
 23             Independent Auditor's Consent